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14048082

MAR 0 4 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2013____ AND ENDING____12/31/2013____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA SECURITY ASSET MANAGEMENT, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__704 Lisburn Road,_____Suite 102_____

(No and Street)

__Camp Hill_____PA_____17011_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Edward Richardson Jr., CPA

(Name – *if individual. state last. first. middle name*)

    15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, ___DAVID L ENGLEHART___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PFA Security Asset Management, Inc__ , as of __December 31,__ 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
PFA Security Asset Management, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PFA Security Asset Management, Inc. as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the

financial position of PFA Security Asset Management, Inc. as of December 31, 2013, and results of operations and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 20, 2014

2

PFA Security Asset Management, Inc.
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS

Cash In Bank	$	11,402.19
Accounts Receivable		22,933.95
Total Current Assets		34,336.14

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	34,336.14

The footnotes are an integral part of the financial statements.

3

PFA Security Asset Management, Inc.
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable $ 25,886.96

Total Current Liabilities 25,886.96

LONG-TERM LIABILITIES

Total Liabilities 25,886.96

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 1,000.00
1,000 share authorized, 100 shares
issued, 71.74 shares outstanding
Paid in Excess 47,216.00
Treasury Stock -5,000.00
Retained Earnings (34,766.82)

Total Stockholders' Equity 8,449.18

**TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY** $ 34,336.14

PFA Security Asset Management, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2013

Revenues		
Commissions Earned	$	1,525,790.39
Other Income		3,685.20
Total Revenues		1,529,475.59
Operating Expenses		
Employee compensation and ben		1,482,434.89
Other expenses		49,551.05
Total Operating Expenses		1,531,985.94
Operating Income (Loss)		(2,510.35)
Net Income (Loss)	$	(2,510.35)

The footnotes are an integral part of the financial statements.

5

PFA Security Asset Management, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2013
Beginning of Period	$	(32,292.65)
Plus: Net Income	$	(2,510.35)
Plus: Prior Period Adjustment	$	36.18
Less: Dividends Paid		0.00
RETAINED EARNINGS **END OF PERIOD**	$	(34,766.82)

The footnotes are an integral part of the financial statements.

6

PFA Security Asset Management, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (2,510.35)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(0.34)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(376.66)
Other	(2,906.32)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	5,840.68
Accrued Liabilities	0.00
Total Adjustments	2,557.36
Net Cash Provided By (Used in) Operating Activities	47.01
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47.01
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,448.88
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 8,495.89

The footnotes are an integral part of the financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2013	72	$ 1,000	72	$ 47,216	28	$ (5,000)	$ (32,293)	$ 10,923
Net Income	-	-	-	-	-	-	(2,510)	(2,510)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	36	36
Balance at December 31, 2013	72	$ 1,000	72	$ 47,216	28	$ (5,000)	$ (34,767)	$ 8,449

The footnotes are an integral part of the financial statements.

8

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by PFA Security Asset Management, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Arizona effective July 20, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in Camphill, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of investment company products and variable products and variable insurance contracts.

The Company received greater than 90% of its income from several providers.

Income taxes

Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE D – SIPC EXCLUSION

Statement Regarding Exclusion from Membership in SIPC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Exclusion from the Securities Investor Protection corporation (SIPC) for the period this audit period, which were agreed to by the Company and, where applicable, any relevant parties, solely to assist you and the other relevant parties in evaluating the Company's compliance with the Exclusion from Membership.

requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties relevant to this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The Company may be excluded from membership in SIPC [SEA Rule 17a-5(e)(4)] due to certain exclusions, which could include one or more of the following: limited to transactions in security futures products, business limited exclusively to the distribution of mutual funds, the sale of variable annuities, the business of insurance, or the furnishing of investment advice to investment companies or insurance company separate accounts, and broker-dealers whose principal business, in determination of SIPC, is outside the United States and its territories. According to a review of the Company's business, it has been determined that the Company is excluded from membership in SIPC; its business was limited to the distribution of shares of registered open end investment companies or unit investment trusts and/or the sale of variable annuities.

Attached hereto is a copy of the Form SIPC-3 filed by the Company for the audit period.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE E – RELATED PARTY TRANSACTIONS

All of the Company's commission expenses are paid to the stockholders of the Company. Commission expenses were $1,464,451.70 for the year December 31, 2013.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 20, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$ 8,449.00

Nonallowable assets:

Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)

Net allowable capital		$ 8,449.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,726.66
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 3,449.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 25,886.96
Percentage of aggregate indebtedness to net capital	306.38%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 8,449.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	8,449.00
Reconciled Difference	$ (0.00)

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2014

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, PA 17011

In planning and performing my audit of the financial statements and supplemental schedules of
PFA Security Asset Management, Inc. for the year ended December 31, 2013, I considered its
internal control, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to in the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA